FIRST FINANCIAL HOLDINGS, INC.
 P. O. Box 118068 * Charleston, S.C. 29423-8068
843-529-5933 * FAX: 843-529-5929

May 10, 2006

Mr. Kevin W. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

          RE:   First Financial Holdings, Inc. ("Company")
                    Form 10-K for the Fiscal Year ended September 30, 2005
                    File No. 000-17122

Dear Mr. Vaughn:

          We have reviewed your letter dated April 4, 2006 and are pleased to provide the following response to your comments:

Note 1 -- Summary of Significant Accounting Policies

Loans Receivable and Loans Held for Sale, page 51
  We note your response to comment 1 of our letter dated February 28, 2006. Please confirm to us in writing that you intend to provide the requested disclosures in future filings.

            Beginning with the March 31, 2006 10Q filing, the Company will provide the following disclosure regarding the Transfer of Financial Assets:

  Transfer of Financial Assets
            Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over the transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity. We review all sales of loans by evaluating specific terms in the sales documents. The Company believes that each of the criteria discussed above to qualify for sales treatment has been met as loans have been transferred for cash and the notes and mortgages for all loans in each sale are endorsed and assigned to the transferee. As stated in the commitment document, the Company has no recourse with these loans except in the case of fraud. In certain sales, the Company may retain the mortgage servicing rights and in other programs may retain potential loss exposure from the credit enhancement obligation, both of which are evaluated and appropriately measured at date of sale.

            The Company may package mortgage loans as securities to investors in accordance with SFAS No. 140. The Company receives 100% of the securities backed by the mortgage loans, which are federal agency guaranteed. The securitizations are not accounted for as sales transactions. The mortgage-backed securities are classified as available-for-sale on the Company's books and subsequently, if sold, the gain or loss on the sale of these securities is reported as a gain or loss on the sale of investments and mortgage-backed securities.

  In your response to comment 2 of our letter dated February 28, 2006 you stated that you record your retained interest in the loans sold to the FHLB of Atlanta net of the recourse obligation related to your retained credit risk. Please tell us how you considered Questions 67 and 68 of the SFAS 140 Implementation Guidance in determining that it was appropriate to account for your credit risk exposure as part of your retained interest in the loans sold rather than as a separate recourse liability.

            Question 67 of the SFAS 140 Implementation Guidance describes how to record transfers of partial interests with proceeds of cash, servicing retained and a limited recourse obligation related to the repurchase of delinquent loans. Question 68 discusses how to value retained assets and liabilities. Question 67 shows a separate recourse liability related to the repurchase of delinquent loans. We reviewed the facts of our sales of loans to the FHLB of Atlanta. We evaluated the estimated fair value of future credit enhancement fees at the time of sale of the loans to the FHLB of Atlanta. The expected cash flows from the credit enhancement fees were reduced by the cost of pool insurance and thus the estimated cost was factored into the fair value. Then, although it could be calculated separately, we further reduced the expected credit enhancement cash flows by an estimate of losses that could be incurred from the first loss account established by the FHLB of Atlanta. Based on the experience of other lenders, our initial assessment was that losses would be 2.5 basis points or less. In 67 and 68, the retained asset being illustrated was the servicing asset and the recourse liability was the repurchase obligation. The two are not tied together in any sense. We believe that the credit enhancement retained interest in the loans sold to the FHLB is closely related to the recourse liability for estimated losses and thus have established a net asset. Had we established a separate liability on the initial estimate of expected losses in the first layer for all pools of loans filled under these programs (approximately $1.2 billion), the total initial liability recorded would approximate $300,000, which is an immaterial amount over the five and one half years we have been in the program.

  In your response to comment 2 of our letter dated February 28, 2006 you have agreed to provide additional disclosure in future filings regarding loan sales to the FHLB of Atlanta. Please provide us with a draft of your intended disclosures and include the following information:

    Quantify the amount of loans sold to the FHLB of Atlanta during each period presented;

    Clearly explain the structure of the MPF program and how you maintain a portion of the credit exposure on the loans sold; and

    Disclose how you account for all assets obtained and liabilities incurred in the sale of loans to the FHLB of Atlanta.

            Beginning with the March 31, 2006 10Q filing, First Financial Holdings, Inc. will provide the following disclosure regarding Loan Sales to FHLB:

  Loan Sales
            During the six months ended March 31, 2006 and March 31, 2005 First Federal Savings and Loan Association of Charleston (the "Association") had loan sales of approximately $94.5 million and $81.0 million, respectively, of which $56.9 million and $48.0 million, respectively, were to the Federal Home Loan Bank of Atlanta ("FHLB").

            The Association transfers closed mortgage loans to the FHLB for cash pursuant to a Participating Financial Institution Agreement (the "Agreement") between the FHLB and the Association which establishes the general terms and conditions for the origination and subsequent purchase, servicing and credit enhancement and loss treatment of receivables under the Program and pursuant to the Mortgage Partnership Finance Origination and Servicing Guides (the Guides). The transfers are intended to be true sales and accordingly, the FHLB receives full ownership rights to the mortgages and is free to sell, assign or otherwise transfer the mortgage without constraint.

            The credit risk is shared between the Association and the FHLB by structuring the potential loss exposure into several layers. The initial layer of losses (after any primary mortgage insurance coverage) on loans delivered under a Master Commitment is absorbed by a "first loss" account (FLA) established by the FHLB. Additional credit enhancement in the form of a supplemental mortgage insurance policy is obtained by the Association with the FHLB as loss payee to cover the second layer of losses which exceed the deductible of the supplemental mortgage insurance policy. Losses on the pool of loans in excess of the FLA and the supplemental mortgage insurance coverage would be paid from the Association's credit enhancement obligation for the Master Commitment (generally 20 basis points). The

  FHLB will absorb all losses in excess of the Association's credit enhancement obligation.

            Upon completion of a transfer of loans to the FHLB, the Association recognizes the fair value of the future cash flows from credit enhancement fees, reduced by the costs of pool insurance. The Association recognizes at fair value its recourse obligation due to the credit enhancement obligation. When applying sales accounting treatment to the MPF sales, these respective fair values enter into the Association's gain or loss on the sales under SFAS 140. Thereafter, the credit enhancement asset and the recourse obligation are reduced through normal amortization methods. As a practical matter and based upon the fact that the credit enhancement fees cannot be separated from the recourse obligation, we believe it is appropriate to measure these jointly and have in practice for several years established a net asset. To date, the Association has not incurred any actual losses associated with its credit enhancement obligation of 20 basis points as outlined above. Any losses to date have been immaterial and were out of the FLA.

            Servicing of the loans sold to the FHLB is also retained by the Association and is appropriately accounted for under the provisions of SFAS 140, with a periodic impairment valuation conducted quarterly.

  We note your response to comment 3 of our letter dated February 28, 2006. In light of the fact that you did not obtain a legal opinion for loan sales to the FHLB of Atlanta, please tell us what evidence you obtained to support legal isolation under paragraph 9(a) SFAS 140. In addition, please explain to us how you and your auditors determined that the evidence obtained was sufficient to provide reasonable assurance that the transferred assets would be beyond the reach of the powers of a bankruptcy trustee, FDIC or other receiver in your jurisdiction. Clearly describe to us the legal analysis you performed.

            As with any other significant sales program, the Company reviewed at length all proposed documents related to the program as well as all instructional and servicing materials supplied by the FHLB. Management studied the legal documents for some time and had conversations with other companies engaged in such programs. We met with personnel from the FHLB and derived from conversations that the FHLB recorded the loans as purchased loans on their books for the MPF 125 Plus program. We read the FDIC guidance on the program and also noted terms used by the FDIC to denote that the MPF 125 Plus program was a sales program to the FHLB. Based on all available evidence that was reviewed, we came to the conclusion that the sales of loans to the FHLB would be appropriately classified as true sales. Paragraph 9 of SFAS 140 includes all considerations that must be met. Under the MPF 125 Plus Program, the transferred loans are isolated from the Association and put beyond the reach of creditors, even in bankruptcy or other receivership (paragraphs 27 and 28). The FHLB has the right to pledge or exchange the loans and no condition both constrains the FHLB from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the Association (paragraphs 29-34). The Association does not maintain effective control over the transferred loans through either (1) an agreement that both entitles and obligates the Association to repurchase or redeem the loans before their maturity (paragraphs 47-49) or (2) the ability to unilaterally cause the FHLB to return specific loans, other than through cleanup call (paragraphs 50-54). The evidence at the time supported our conclusion and we believe nothing has changed since 2000. Recognizing that there has been a more rigorous stance by the SEC and the auditing firms on requirements related to legal isolation opinions, we engaged the firm of Foley & Lardner LLP to provide an opinion on the issue of legal isolation as it relates to sales of loans to the FHLB under the Mortgage Partnership Finance program. We will be pleased to forward their opinion which provides conclusive evidence of sales treatment, further supporting our previous conclusions as discussed above.

            We understand the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

            We understand that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

            We understand that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Susan E. Baham
Susan E. Baham
Executive Vice President and
Chief Financial Officer

  cc. Angela Connell, SEC